UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SIFY LIMITED

(FORMERLY SATYAM INFOWAY LIMITED)

_____________________________________________________________________

(Name of Issuer)

American Depositary Shares, each representing one equity share

_____________________________________________________________________

(Title of Class of Securities)

804099208

_____________________________________________________________________

(CUSIP Number)

Infinity Capital Ventures, LP

11601 Wilshire Boulevard

Suite 1900

Los Angeles, CA 90025

Attn: Amir Ohebsion

_____________________________________________________________________

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 10, 2005

_____________________________________________________________________

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	804099208

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Infinity Capital Ventures, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 11,182,600 American Depositary Shares, each representing one equity share
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,182,600 American Depositary Shares, each representing one equity share
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,182,600 American Depositary Shares, each representing one equity share
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.61%*
14	TYPE OF REPORTING PERSON PN

* Represents the percentage obtained by dividing (i) the number of Infinity Capital’s American Depositary Shares, each representing one equity share by (ii) the number of equity shares outstanding as of March 31, 2005 as reported in the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 1, 2005.

CUSIP No.	804099208

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Infinity Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 11,182,600 American Depositary Shares, each representing one equity share
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,182,600 American Depositary Shares, each representing one equity share
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,182,600 American Depositary Shares, each representing one equity share
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.61%*
14	TYPE OF REPORTING PERSON OO

* Represents the percentage obtained by dividing (i) the number of Infinity Capital’s American Depositary Shares, each representing one equity share by (ii) the number of equity shares outstanding as of March 31, 2005 as reported in the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 1, 2005.

CUSIP No.	804099208

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vegesna Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 11,760,791 American Depositary Shares, each representing one equity share
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,760,791 American Depositary Shares, each representing one equity share
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,760,791 American Depositary Shares, each representing one equity share
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.24%*
14	TYPE OF REPORTING PERSON OO

* Represents the percentage obtained by dividing (i) the number of Infinity Capital’s American Depositary Shares, each representing one equity share plus the number of Vegesna Family Trust’s American Depositary Shares, each representing one equity share by (ii) the number of equity shares outstanding as of March 31, 2005 as reported in the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 1, 2005.

CUSIP No.	804099208

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Raju Vegesna
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION India
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 11,182,600 American Depositary Shares, each representing one equity share
	8	SHARED VOTING POWER 578,191**American Depositary Shares, each representing one equity share
	9	SOLE DISPOSITIVE POWER 11,182,600 American Depositary Shares, each representing one equity share
	10	SHARED DISPOSITIVE POWER 578,191**American Depositary Shares, each representing one equity share
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,760,791 American Depositary Shares, each representing one equity share
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.24%*
14	TYPE OF REPORTING PERSON IN

* Represents the percentage obtained by dividing (i) the number of Infinity Capital’s American Depositary Shares, each representing one equity share plus the number of Vegesna Family Trust’s American Depositary Shares, each representing one equity share by (ii) the number of equity shares outstanding as of March 31, 2005 as reported in the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 1, 2005.

** Represents 578,191 American Depositary Shares, each representing one equity share owned by the Vegesna Family Trust, of which Vegesna is co-trustee and has voting, dispositive power and beneficial ownership.

The original statement on Schedule 13D dated November 10, 2005, relating to the American Depositary Shares (“ADS”), each representing one ordinary equity share, par value Indian Rupees 10 per share, of Sify Limited, a company incorporated in India (the “Issuer”) is hereby amended as set forth in this Amendment No. 1 (this “Amendment”). This Amendment is being filed to correct the citizenship of Raju Vegesna.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

Item 2.	Identity and Background.

This Schedule 13D is being filed jointly on behalf of Infinity Capital Ventures, LP, a limited partnership organized under the laws of the state of Delaware (“Infinity Capital”), Infinity Capital Management LLC a limited liability company organized under the laws of the state of Delaware (“ICM”), Vegesna Family Trust (“Trust”) and Raju Vegesna, an Indian citizen and U.S. permanent resident (“Vegesna” and collectively with Infinity Capital, ICM and Trust, the “Reporting Persons”).

Infinity Capital’s principal business is investments. The general partner of Infinity Capital is ICM, an entity owned by the Trust and the sole manager of which is Vegesna. The limited partner of Infinity Capital is the Trust. Vegesna and Bala Vegesna are the co-trustees of the Trust. Vegesna’s principal occupation is Chief Executive Officer of ServerEngines, LLC. In connection with his acquisition of the ADSs, Vegesna was named Chairman of the Issuer. The business address of the Reporting Persons is 11601 Wilshire Boulevard, Suite 1900, Los Angeles, CA 90025.

During the past five (5) years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:	November 23, 2005

INFINITY CAPITAL VENTURES, LP

By:	Infinity Capital Management, LLC
Its General Partner

By:	/s/ Raju Vegesna
Name:	Raju Vegesna
Title:	Member

INFINITY CAPITAL MANAGEMENT, LLC

By:	/s/ Raju Vegesna
Name:	Raju Vegesna
Title:	Member

VEGESNA FAMILY TRUST

By:	/s/ Raju Vegesna
Name:	Raju Vegesna
Title:	Co-Trustee

/s/ Raju Vegesna

Raju Vegesna